UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

36268W100

(CUSIP Number)

Edison Venture Fund IV SBIC, LP

1009 Lenox Drive #4

Lawrenceville, New Jersey 08648

(609) 896-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. Edison Venture Fund IV SBIC, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. Edison Partners IV SBIC, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. Christopher S. Sugden
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 88,751(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 88,751(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 88,751(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

(1)	Amount includes 1,256 shares subject to restricted stock units scheduled to vest within 60 days.

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. John H. Martinson
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 734,337 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 734,337 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 734,337 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) IN

(2)	Amount includes 32,261 shares held through a family limited partnership.

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. Joseph A. Allegra
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 97,266
	8.	Shared voting power 0
	9.	Sole dispositive power 97,266
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 97,266
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. Gary P. Golding
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 120,982
	8.	Shared voting power 0
	9.	Sole dispositive power 120,982
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 120,982
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 36268W100

1.	Names of reporting persons. Ross T. Martinson
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 142,093
	8.	Shared voting power 0
	9.	Sole dispositive power 142,093
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 142,093
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person (see instructions) IN

Explanatory Statement

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.00001 per share (“Common Stock”), of GAIN Capital Holdings, Inc. (the “Issuer”), a Delaware corporation with principal offices at Bedminster One, 135 Route 202/206, Bedminster, New Jersey 07921. This Amendment is being filed jointly by Edison Venture Fund IV SBIC, LP, a Delaware limited partnership (“Edison LP”), Edison Partners IV SBIC, LLC, a Delaware limited liability company and the general partner of Edison LP (“Edison LLC”), Christopher S. Sugden, John H. Martinson, Joseph A. Allegra, Gary P. Golding and Ross T. Martinson (collectively, the “Reporting Persons”). Messrs. Sugden, Martinson, Allegra, Golding and Martinson (collectively, the “Individual Reporting Persons”) are members of Edison LLC. This Amendment is made to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on February 14, 2011 (the “Schedule 13D”). Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

Item 4.	Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 3, 2014, Edison LP distributed all of the shares of Common Stock held by it in a pro rata distribution, without additional consideration, to its limited partners and to Edison LLC as its general partner. In turn, Edison LLC distributed the shares of Common Stock received by it from Edison LP, pro rata and without additional consideration, to its members. One of the limited partners of Edison LP is Edison Venture Fund IV, LP, a Delaware limited partnership (“Edison Ventures IV”). Upon receipt of its pro rata share of the distribution from Edison LP, Edison Ventures IV distributed the shares of Common Stock received by it, pro rata and without further consideration, to its own limited partners and to its general partner (which in turn distributed the shares received by it to its individual partners).

After making the distribution described above, Edison LP no longer owns any shares of Common Stock of the Issuer. In their capacity as members or partners of the general partner entities described above, or as limited partners of Edison Ventures IV, the Individual Reporting Persons received certain shares of the Issuer amounting to 43,812 shares (Mr. Sugden), 734,337 shares (Mr. J. Martinson, including 32,261 shares received by a family limited partnership under his control), 97,266 shares (Mr. Allegra), 120,982 shares (Mr. Golding) and 142,093 shares (Mr. R. Martinson), respectively.

Item 5.	Interest in Securities of the Issuer

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment.

(b) The information required by Item 5(b) is incorporated herein by reference to the cover pages to this Amendment.

(c) Other than pursuant to the transactions described in Item 4, which are incorporated herein by reference, the Reporting Persons have not engaged in any transactions in any shares of Common Stock during the past 60 days.

(d) None.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer on December 3, 2014.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 1	Joint Filing Agreement. (Incorporated by reference to the Filing Persons’ Statement on Schedule 13D filed on February 14, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 8, 2014	Edison Venture Fund IV SBIC, LP

	By:	/s/ Christopher S. Sugden
Christopher S. Sugden
Managing Partner

Date: December 8, 2014	Edison Partners IV SBIC, LLC

	By:	/s/ Christopher S. Sugden
Christopher S. Sugden
Member

Date: December 8, 2014	By:	/s/ Christopher S. Sugden
Christopher S. Sugden

Date: December 8, 2014	John H. Martinson

	By:	/s/ Christopher S. Sugden
Attorney in Fact

Date: December 8, 2014	Joseph A. Allegra

	By:	/s/ Christopher S. Sugden
Attorney in Fact

Date: December 8, 2014	Gary P. Golding

	By:	/s/ Christopher S. Sugden
Attorney in Fact

Date: December 8, 2014	Ross T. Martinson

	By:	/s/ Christopher S. Sugden
Attorney in Fact

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement. (Incorporated by reference to the Filing Persons’ Statement on Schedule 13D filed on February 14, 2011.